May 26, 2015

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Eastside Distilling, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 8, 2015

File No. 333-202033

Dear Mr. Spirgel:

On behalf of our client, Eastside Distilling, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2015 and amended by Amendment No. 1 to Registration Statement filed on April 8, 2015 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated April 17, 2015 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Management’s Discussion and Analysis…, page 35

The Acquisition of Eastside Distilling, LLC, page 35

1.	Please disclose any material relationship between Eurocan Holdings Ltd. and its affiliates and Eastside Distilling LLC and its affiliates prior to the execution of the agreement and plan of merger. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and the particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

Response: On or about April 30, 2014, Eurocan Holdings Ltd. (“Eurocan”) and Eastside Distilling LLC (“Eastside LLC”) entered into a letter of intent with respect to a proposed business combination, which was ultimately reflected in the agreement and plan of merger. Thereafter, on June 17, 2014, Eurocan loaned $150,000 to Eastside LLC. The loan was made as a bridge loan in anticipation of the transaction contemplated by the letter of intent and the agreement and plan of merger. The loan accrued interest daily at the rate of 5% per annum (computed on the basis of the actual number of days elapsed and a year of 360 days and compounded monthly) and was secured with any and all assets of Eastside LLC. No other material relationship between Eurocan and its affiliates and Eastside LLC and its affiliates existed prior to the execution of the agreement and plan of merger.

11900 W. Olympic Blvd., Suite 770, Los Angeles, CA 90064

Phone 310.982.2720 | Fax 310.982.2719

Email info@indegliacarney.com | www.indegliacarney.com

Larry Spirgel

Assistant Director

Securities and Exchange Commission

May 26, 2015

Eastside LLC and Eurocan were introduced by an existing debt investor and creditor of Eurocan, Crystal Falls Investments, LLC (“Crystal Falls”), who in turn was introduced to Eastside LLC by a mutual colleague. The parties decided to proceed with the transaction in order to provide Eastside LLC with access to the public capital markets and to enhance the financial condition and performance of Eurocan. The transaction structure was negotiated between the parties to reflect the economic terms that the parties negotiated and to qualify the transaction as a tax-free exchange under Section 351 of the Internal Revenue Code. This disclosure has been include in the Amendment.

Liquidity and Capital Resources

2.	We note your response to our prior comment 9 and disclosure on page 38 regarding the $150,000 loan between Eurocan Holdings Ltd. and Eastside Distilling, LLC on June 13, 2014. Please also provide disclosure about the $150,000 non-interest bearing, unsecured, demand loan from Crystal Falls LLC to Eurocan Holdings, Ltd. made on the same date. Disclose any relationship between the parties to the loans and the role of Crystal Falls LLC in the reverse merger transaction. Disclose why Eurocan Holdings Ltd. took out a loan to provide the loan to Eastside Distilling, LLC. Explain the business purpose of structuring the loans in this manner. Explain why the loan from Crystal Falls LLC was amended to add new terms including interest, conversion rights, a maturity date and a pre-payment penalty. Also explain why the promissory note from Eastside Distilling, LLC was stated to be convertible when it was non-convertible and why the original demand note references Crystal Falls LLC, but the amended note now refers to Crystal Falls Investment LLC. Lastly, explain why your disclosure under “Convertible Promissory Note” on page 30 appears to state that the convertible promissory note between Eurocan Holdings and Eastside Distilling

Response: In June, 2014, as Eurocan and Eastside LLC were negotiating and structuring the merger transaction that ultimately closed on October 31, 2014, Eastside LLC was seeking interim short-term capital in the form of a bridge loan.  For operational reasons, time was of the essence.  Eastside LLC asked Crystal Falls to provide a bridge loan of 150,000.  As stated above, Crystal Falls was already an existing debt investor and creditor in Eurocan and had introduced Eastside to Eurocan.  After negotiations between Eurocan, Eastside LLC, and Crystal Fall, on or about June 17, 2014, Eurocan loaned $150,000 to Eastside LLC, which loan in turn was financed by the issuance of a demand loan by Eurocan to Crystal Falls.  The loan was made as a bridge loan in anticipation of the transaction contemplated by the letter of intent and the agreement and plan of merger.  The parties negotiated to structure the bridge loan as a loan from Crystal Falls to Eurocan and then as a loan from Eurocan to Eastside.  The business purposes of structuring the loans in this manner were two-fold.  First, Crystal Falls was already a debt investor and creditor of Eurocan and preferred to make an additional investment in a company in which it had already invested, rather than a new investment in a different issuer.  This facilitated the transaction documentation and the due diligence investigation, as time was of the essence in the making of the bridge loan.  Second, Crystal Falls preferred to invest in an issuer whose common stock was already publicly traded, rather than in a privately held LLC.  In accordance with these two investment criteria, Crystal Falls, Eurocan, and Eastside LLC negotiated to have Crystal Falls purchase the demand note from Eurocan and then have Eurocan loan the proceeds to Eastside LLC.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

May 26, 2015

The original promissory note dated June 13, 2014 and attached as Exhibit 10.1 incorrectly identified Crystal Falls as “Crystal Falls Llc” instead of “Crystal Falls Investments, LLC” as a result of error in drafting.  This mistake was corrected in the amended note dated September 19, 2014.  In addition, as time was of the essence, the parties agreed to have Eurocan issue a demand note to Crystal Falls initially in order to provide the parties additional time to negotiate the remaining terms of the loan in good faith.  These negotiations continued until around September 19, 2014, at which point, in lieu of Crystal Falls demanding repayment of the note, Eurocan and Crystal Falls amended the note to contain the terms set forth in the 5% Convertible Note dated September 19, 2014.  The new terms, including interest, conversion rights, a maturity date, and a pre-payment penalty were negotiated between Eurocan and Crystal Falls.  The promissory note from Eastside LLC to Eurocan was incorrectly titled as a convertible promissory note due to an error in drafting.  As the note is not convertible on its terms, the parties do not see any need to incur the cost and expense of re-drafting the note. This disclosure is contained in the Amendment.

The disclosure on page 30 has been revised to reflect that it was the demand note that was amended, as follows:

“On June 13, 2014, we issued a demand note in the amount of approximately $150,000, which note was amended on September 19, 2014 to be a 5% convertible note. The amended note bears interest at 5% per annum and has a maturity date of June 13, 2015. The amended note may be converted into shares of our common stock at a fixed conversion price of $0.40 per share. This amended note may be prepaid upon payment of 150% of the outstanding principal amount to the holder.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Acquisition, page F-12

3.	Please expand your disclosure either here or in another footnote to disclose the impact on your financial statements of the spinoff of MWWD.

Response: The Company has added additional disclosure in Note 1 to its financial statements contained in its quarterly report on Form 10-Q for the period ended March 31, 2015 (which are included in the Amendment) to expand the disclosure on the impact on its financial statements for the spinoff of MWWD to state that, the Company recorded a net gain of approximately $50,000 on February 3, 2015, which was primarily the result of the transfer of net liabilities to Michael Williams. The Company has also included this disclosure in “Prospectus Summary”, “Description of Business” and “Management’s Discussion and Analysis” under the heading “Spin-Off of MWWD.”

Note 8, Income Taxes, page F-14

4.	Please tell us your basis for your disclosure that at December 31, 2014, you had federal and state net operating loss carryforwards (NOLs) of approximately $367,000 and $366,000, respectively, to offset against future income for federal and state tax purposes. We note that these probably related to Eurocan and may be affected by the change in control resulting from the merger.

Response: On behalf of the Company, please be advised that the federal and state net operating loss carryforwards (NOLs) of approximately $367,000 and $366,000, respectively, as of December 31, 2014 relate solely to Eastside’s federal and state tax loss incurred for the year ended December 31, 2014. Any NOLs from Eurocan incurred prior to the merger with Eastside were not factored into these figures.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

May 26, 2015

Exhibit 5.1 – Legal Opinion

5.	The third paragraph of counsel’s opinion appears to qualify counsel’s expertise to opine on Nevada law. Please provide an unqualified opinion on the legality of the shares being registered under Nevada law. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal.shtml.

Response: Please be advised that on Friday May 22, 2015, Gregory Dundas, Attorney-Advisor, advised us that the Staff had withdrawn this comment.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney LLP

/s/ Gregory R. Carney

Gregory R. Carney

Enclosure

cc:        Eastside Distilling, Inc.